UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           THE MIDDLETON DOLL COMPANY
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                                (Name of Issuer)

                  Common Stock, 6-2/3 cents par value per share
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                         (Title of Class of Securities)

                                    59669P102
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                                 (CUSIP Number)

                                Richard Margolin
                               488 Berkeley Avenue
                         South Orange, New Jersey 07079
                                 (973) 275-5089
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    59669P102
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Richard Margolin
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  PF

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable

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  6)   Citizenship or Place of Organization:    United States

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        Number of                     7) Sole Voting Power:            256,323
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                0
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:       256,323
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:           0
                                         ---------------------------------------
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 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   256,323

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 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):     6.9%
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 14)  Type of Reporting Person (See Instructions):     IN
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


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Shares purchased by Mr. Margolin (or members of Mr. Margolin's immediate family) were purchased with the personal funds of Mr. Margolin (or members of Mr. Margolin's immediate family). The aggregate amount of funds used in making the purchases reported on this Schedule 13D Amendment No. 1 was approximately $11,405.38 (including brokerage commissions).


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006, as of November 3, 2006, there were 3,727,589 Shares issued and outstanding. As of February 8, 2007, Mr. Margolin beneficially owned (and had the sole power to vote and dispose of) 256,323 Shares, or approximately 6.9% of the Shares issued and outstanding as of that date.

          As of February 8, 2007, Mr. Margolin also beneficially owned (and had the sole power to vote and dispose of) 26,653 shares of the Company's Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (the "Preferred Shares"), or approximately 6.4% of the Company's Preferred Shares issued and outstanding as of that date. Mr. Margolin, in his capacity as the holder of sole voting and investment authority of more than 5% of the Company's Preferred Shares pursuant to Reg. 13d-3, separately files statements pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended, with respect to the Company's Preferred Shares.

         The  following   table  details  the   transactions  by  Mr.  Margolin
(including  immediate family members of Mr. Margolin) in Shares during the sixty
(60) days on or prior to February 8, 2007:

          Date               Quantity         Price         Type of Transaction
          ----               --------         -----         -------------------
    December 11, 2006         11,302          $0.20        Open Market Purchase
    December 13, 2006          8,925          $0.20        Open Market Purchase
    December 15, 2006          7,050          $0.20        Open Market Purchase
    December 26, 2006          5,737          $0.20        Open Market Purchase
    February 8, 2007          21,500          $0.21        Open Market Purchase

          Except for the transactions listed above, neither Mr. Margolin (including immediate family members of Mr. Margolin), any entity for which Mr. Margolin serves as investment advisor, nor any person or entity controlled by Mr. Margolin has traded Shares during the sixty (60) days on or prior to February 8, 2007.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 12, 2007


                                   /s/ Richard Margolin
                                   ---------------------------------------------
                                   Richard Margolin


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).